Exhibit 11.0

COMPUTATION OF PER SHARE EARNINGS

	Nine Months Ended September 30,		Three Months Ended September 30,
	2004	2003	2004	2003
Net Income	$1,681,166	$1,707,927	$657,084	$558,769

Average Shares Outstanding	1,841,870	1,809,346	1,848,408	1,816,696

Basic Earnings Per Share	$.91	$.94	$.35	$.30

Net Income	$1,681,166	$1,707,927	$657,084	$558,769

Average Shares Outstanding	1,841,870	1,809,346	1,848,408	1,816,696

Net Effect of Dilutive Stock Options	80,470	91,244	76,886	94,652

Adjusted Shares Outstanding	1,922,340	1,900,590	1,925,294	1,911,348

Diluted Earnings Per Share	$.87	$.90	$.34	$.29